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wpdoc2\nsar\1998\003-77c.doc                   8/21/98
NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-4986


EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders.

At a Special Meeting of Shareholders of Franklin Adjustable Rate
Securities Fund (a series of the registrant) held on April 9, 1999 the following item was voted upon:


(1) To approve a Plan of Reorganization between Franklin Adjustable Rate Fund (the "Adjustable Rate Fund") and Franklin Adjustable U.S. Government Securities Fund (the "Adjustable USG Fund") that provides for: (i) the acquisition of substantially all of the assets of the Adjustable Rate Fund in exchange for shares of the Adjustable USG Fund; (ii) the distribution of shares of Adjustable USG Fund to the shareholders of shares of Adjustable Rate Fund; and (iii) the liquidation and dissolution of Adjustable Rate Fund.

VOTE FOR                         VOTE AGAINST
1,373,223                        10,248